INICIA INCOPRPORATED

1-646-233-4164

April 20, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 15
    File No. 24-10228

Dear Ms. McGuirk,

Pursuant to our phone conversation today, we have revised the document in accordance with your comments, and itemized those changes on the attached page.

With regards, I remain;

Sincerely,



Bruce Dugan
Chief Executive Officer

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1 | Inicia Incorporated (INIA) 360 East 55th Street 13-G New York, NY 10022

RESPONSES TO YOUR COMMENTS

1. We have revised Note 4 under the Capitalization chart on Pg. 38 to read "*On September 23, 2009, there was an additional 10,000,000 common shares issued to Keystone Capital Resources LLC and 10,000,000 common shares issued to New Century Capital Consultants, Inc. as a debt conversion to reduce SIXTY-THOUSAND DOLLAR ($60,000) in Notes Payable (See #39c for details), and an additional debt conversation of 14,333,333 common shares issued to Keystone,* " to be consistent with all other mentions throughout the document of this stock issuance.

2. We have revised the Note beneath the Use of Proceeds table on Pg. 35 by deleting any mention of percentages as it relates to the pro rata share in accordance with the Security Agreement. This Note now reads in full as follows: "*NOTE: $40,000 of the $45,500 categorized under Notes/Loans Payable above, is a secured note (See 39c) that the Company is obligated to pay [to New Century Capital Consultants Inc and Keystone Capital Resources LLC], from the proceeds of this offering. The sum was previously $100,000 but has been reduced to $40,000 by the conversion of $60,000 of that debt to equity through the issuance of common shares to the secured parties on September 23, 2009. For that remaining $40,000 of the debt, in accordance with the terms of the Secured debt agreement (see Exhibit 15g), the Secured Parties are to receive a "pro rata" share of any proceeds realized from this Offering.*"

3. Regarding Exhibit 15(h), it seems that we incorrectly attached the wrong resolution. Please find attached the correct resolution regarding the debt to equity conversion.